SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 25, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions of the 16th Meeting of the Seventh Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

The notice for convening the 16th meeting (the “Meeting”) of the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 10 October 2013 by facsimile transmission and mail. The Meeting was held on 24 October 2013 by way of correspondence. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Wang Zhiqing, Chairman, presided over the Meeting. In accordance with the relevant listing rules, directors who have any interest in the related party transaction shall withdraw from the meeting when the relevant matter is being voted by the Board. Therefore, affiliated Director Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Lei Dianwu and Mr Xiang Hanyin did not take part in the votes in respect of the connected transactions. The Board considered and approved the following resolutions:

Resolution 1 The establishment of the Independent Board Committee of the Company was considered and approved with 8 votes in favor, 0 vote against and 0 vote abstention. Independent Board Committee comprises Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin.

Resolution 2 The appointment of Shenyin Wanguo Capital (H.K.) Limited as the independent financial advisor to the Independent Board Committee of the Company and the appointment of Shenyin Wanguo Securities Company Limited as the independent financial advisor to the independent shareholders of the Company’s A shares were considered and approved with 8 votes in favor, 0 vote against and 0 vote abstention.

Resolution 3 The renewed “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) with China Petrochemical Corporation and China Petroleum & Chemical Corporation and the Annual Caps on the relevant continuing connected transactions (i.e. the connected transactions in ordinary course of business, same as below) contemplated thereunder for each of years ending 31 December 2014, 2015 and 2016 were considered and approved with 8 votes in favor, 0 vote against and 0 vote abstention.

Resolution 4 The renewed “Comprehensive Services Framework Agreement” with China Petrochemical Corporation and the Annual Caps on the relevant continuing connected transactions contemplated thereunder for each of the three years ending 31 December 2014, 2015 and 2016 were considered and approved with 8 votes in favor, 0 vote against and 0 vote abstention.

Resolution 5 The opinion regarding “the Relevant Continuing Connected Transactions are Transactions Entered into in the Ordinary Course of Business and on Normal Commercial Terms” was considered and approved with 8 votes in favor, 0 vote against and 0 vote abstention. The independent non-executive Directors expressed agreement to the opinion.

Resolution 6 The content of the Announcement on the Continuing Connected Transactions and the draft of the circular to H Shareholders were considered and approved with 8 votes in favor, 0 vote against and 0 vote abstention. Chairman Wang Zhiqing was authorized to make amendments to the Announcement on the Continuing Connected Transactions and the draft of the circular to H Shareholders as he deems fit. The despatch of the circular to H Shareholders on or around 31 October was approved.

Resolution 7 The amendments to the articles of association of the Company and its appendices were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstention. The Board also authorized the secretary to the Board to, on behalf of the Company, to transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

Resolution 8 The convening of the second extraordinary general meeting of the Company in Jinshan District of Shanghai on 11 December 2013 at 14:00 was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstention. A Shareholders may vote either on-site or by way of on-line voting. H Shareholders who intend to attend the extraordinary general meeting shall return the notice of attendance to the Company’s H Share registrar, Hong Kong Registrars Limited, by 8 November.

The aforesaid Resolutions 3, 4 and 7 will be submitted to the 2013 second extraordinary general meeting of the Company for consideration and approval.

For details of the amendments to the articles of association of the Company and its appendices, please refer to the appendix of this announcement.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 24 October 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Appendix: Amendments to the Articles of Association and Its Appendices of Sinopec Shanghai Petrochemical Company Limited

1. Amendments to the Articles of Association

Existing Articles	Amended Articles

Article 12

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence).

Article 12

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence), quality technology services.

Article 20

Having been approved by the responsible company approval authority as authorized by the State Council, the Company may issue a total of 7,200,000,000 ordinary shares, or which 4,000,000,000 shares have been issued to the promoter upon its establishment representing 55.56% of the authorized ordinary share capital.

Article 20

Having been approved by the responsible company approval authority as authorized by the State Council upon the Company’s establishment, the Company may issue a total of 7,200,000,000 ordinary shares, or which 4,000,000,000 shares have been issued to the promoter and have been subscribed by the promoter’s assessed asset upon its establishment, representing 55.56% of the authorized ordinary share capital.

Article 21

After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

Adding one paragraph as Article 21 third paragraph

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

Article 24 The registered capital of the Company shall be RMB7,200,000,000.	Article 24 The registered capital of the Company shall be RMB10,800,000,000.

Article 46 Second Paragraph Item (1)

(1) A fee in the sum of two (2) Hong Kong dollars or such higher sum then agreed by the Hong Kong Stock Exchange is paid to the Company in respect of the registration of any transfer in the title of the shares to which it relates or for the alteration in the title of such shares or other documents.

Article 46 Second Paragraph Item (1)

(1) A fee in the sum of two Hong Kong dollars and fifty cents (2.5) or such higher sum then agreed by the Hong Kong Stock Exchange is paid to the Company in respect of the registration of any transfer in the title of the shares to which it relates or for the alteration in the title of such shares or other documents.

Article 47

No registration of any change in the register of shareholders arising from a transfer of shares shall be effected thirty (30) days before the holding of a shareholders’ general meeting or within five (5) days before the decision is made on the distribution of dividends by the Company.

Article 47

No registration of any change in the register of shareholders arising from a transfer of shares shall be effected thirty (30) days before the holding of a shareholders’ general meeting or within five (5) days before the decision is made on the distribution of dividends by the Company. The changes of the register of A shareholders are more applicable to the laws and regulations in PRC.

Article 63

Any requisition by the supervisory committee or by shareholders alone or together holding ten per cent (10%) or more of the total voting rights of the Company to convene an extraordinary general meeting or a class meeting shall be dealt with by the following procedures:

(1) by signing one or more counterpart requisitions stating the object of the meeting, require the board of directors to, and the board of directors shall as soon as possible proceed to, convene an extraordinary general meeting of shareholders or a class meeting or dispatch a notice of meeting within fifteen (15) days after receiving written request from the supervisory committee. The shareholding of the requisitionists shall be the shareholding on the date of deposit of the requisition;

(2) if the board of directors fails to issue a notice of meeting within thirty (30) days from the date of the receipt of the requisition, the requisitionists may themselves convene such a meeting in a manner as similar as possible as that in which meetings are to be convened by the board of directors; provided that any meeting so convened shall be convened within four (4) months of the date of receipt of the requisition by the board.

Any reasonable expenses incurred by the requisitionists by reason of the board failing to convene a meeting shall be borne by the Company and such expenses shall be set off against sums owned by the Company to the directors in default.

Article 63

Any requisition by the supervisory committee or by shareholders alone or together holding ten per cent (10%) or more of the total voting rights of the Company to convene an extraordinary general meeting or a class meeting shall be dealt with the” Rules and Procedures of Shareholder Meetings”.

Article 66 Second Paragraph

The Company convened a general meeting of shareholders to consider and approve Article 93 of the Articles that is related to the resolutions of public shareholders. The Company shall reannounce the notice of the general meeting of shareholders within three days after the date of share registration notwithstanding that a notice of the general meeting of shareholders has been issued.

Delete

Article 93

The following issues shall require approval on resolutions submitted to the shareholders’ general meeting of the Company, and the approval by more than one half of the voting rights held by the public shareholders who are present at the meeting and having the domestic shares listed on the domestic market, in order for such issues to take effect or to submit such issues for application:

(1) the issuance of new shares to public shareholders of the Company (including overseaslisted foreign shares or other title certificates with a share nature, except for the overseas-listed foreign shares that are, upon approval at the shareholders’ general meeting by way of a special resolution, issued by the Company at a 12-month interval with a volume not exceeding 20% of the foreign shares in issue), issuance of convertible bonds of the Company or placing of shares to existing shareholders (other than those promised to be fully subscribed by the Controlling Shareholder in cash prior to the meetings);

Delete

(2) major asset reorganization of the Company, pursuant to which the total amount of assets purchased has exceeded the audited net nominal value of the assets purchased by 20% or above;

(3) the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

(4) the foreign listing of the subsidiaries of the Company which has a material effect on the Company;

(5) any relevant matter which has a material effect on the interests of the public shareholders during the development of the Company.

A shareholders’ general meeting will be convened to approve and consider the resolutions stated above. A voting platform by way of internet should be provided to shareholders if the technical conditions allow.

[1]	As Article 93 of the original Articles of Association was deleted in this amendment, the numbering will be adjusted accordingly hereafter

Article 100 First Paragraph Item (3)

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company; the number of voting shares represented by public shareholders holding domestically listed shares (including their proxies) and the number of voting shares represented by shareholders holding noncirculating shares (including their proxies) and their respective proportions out of the total number of shares of the Company; the individual voting results for each motion of the public shareholders holding domestically listed shares and shareholders holding non-circulating shares;

Article 99 First Paragraph Item (3)

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company;

Article 114 First Paragraph

The Company shall have a board of directors which shall consist of twelve (12) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Article 113 First Paragraph

The Company shall have a board of directors which shall consist of eleven to fifteen (11-15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Article 206

Where there is any profit that may be distributed to shareholders, the Company shall take steps to implement a profit distribution scheme with the principle of providing reasonable investment return to shareholders as well as ensuring the Company to meet its reasonable capital requirements.

The profit distribution policies of the Company are as follows:

a) The Company shall properly deal with the correlation between the short-term benefits and long-term development of the Company and formulate a reasonable dividend distribution plan each year based on the prevailing operating environment and the capital requirement plan for project investment and after thoroughly considering the benefits of shareholders.

Article 205

(1) The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

b) The profit distribution policies of the Company shall maintain consistency and stability.

c) The accumulated profits distributed in cash by the Company over the past three years shall represent no less than 30% of the realized average annual distributable profits over the past three years.

d) If the Board of the Company does not make any cash profit distribution proposal, the Company shall disclose the reason(s) in its periodic reports.

(2) The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3) The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4) The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters and other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(5) The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 213[2] of the Articles of Association.

Article 210 Second paragraph

The Company may, subject to resolution by shareholders in shareholders’ general meeting, convert the common reserve into share capital by issuing new shares to the shareholders in proportion to their existing shareholdings or increasing the par value of each share provided that when the statutory common reserve is converted into share capital of the Company, the remaining statutory common reserve after such conversion shall be no less than twenty-five per cent. (25%) of the registered capital.

Article 209 Second paragraph

when the statutory common reserve is converted into share capital of the Company, the remaining statutory common reserve after such conversion shall be no less than twenty-five percent. (25%) of the registered capital.

Article 212 The Company may distribute its dividend in the following forms: (1) cash; (2) shares.	Delete

[2]	The content of Article 215 of the original Articles of Association: Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent (50%) of the distributable profits as set out in the interim profit statements.

2. Amendments to the Appendices to the Articles of Association

2.1 Amendments to Rules of Procedure for Shareholders’ General Meetings

Existing Articles	Amended Articles

Article 26 Paragraph 5

In the event that a shareholders’ general meeting is to be convened to examine and approve matters referred to in the Articles of Association requiring approval by the Company’s public shareholders, a notice of shareholders’ general meeting shall be published again within three days of the closure of the Register even though such notice may have been published before.

Delete

Article 66

The following issues shall require approval by the shareholders’ general meeting of the Company, and the approval by the public shareholders holding more than one half of the total voting rights of the shares giving that right, who are present at the meeting, in order to take effect or to submit for application:

(1) the issuance of new shares to the public shareholders of the Company (including overseas-listed foreign shares or other title certificates with nature similar to shares, except for the overseas-listed foreign shares that are, upon approval at the shareholders’ general meeting by way of a special resolution issued by the Company at a 12-month interval with a volume not exceeding 20% of the foreign shares in issue), issuance of convertible bonds of the Company or placing of shares to existing shareholders (other than those promised to be fully subscribed by the Controlling Shareholder in cash prior to the meetings);

(2) major asset reorganization of the Company, pursuant to which the total amount of assets purchased has exceeded the audited net nominal value of the assets purchased by 20% or above;

(3) the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

Delete

(4) the foreign listing of the subsidiaries of the Company which has a material effect on the Company;

(5) any relevant matter which has a material effect on the interests of the public shareholders during the development of the Company.

Article 73 Paragraph one item (3)

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company; the number of voting shares represented by public shareholders holding domestically listed shares (including their proxies) and the number of voting shares represented by shareholders holding non-circulating shares (including their proxies) and their respective proportions out of the total number of shares of the Company; the individual voting results for each motion of the public shareholders holding domestically listed shares and shareholders holding non-circulating shares;

Article 72 First Paragraph Item (3) [3]

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company;

[3]	As Article 66 of the original Rules of Procedure for Shareholders’ General Meetings was deleted in this amendment, the numbering will be adjusted accordingly hereafter

2.2 Amendments to Rules of Procedure for Board of Directors’ Meetings

Existing Articles	Amended Articles
Article 2 Paragraph 1 The Board shall consist of 12 directors, including one chairman and one to two vice-chairmen.	Article 2 Paragraph 1 The Board shall consist of 11-15 directors, including one chairman and one to two vice-chairmen.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Second Extraordinary General Meeting For 2013

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

Important Message

•	Date and time for convening the meeting: On-site meeting will be held on Wednesday, 11 December 2013 at 2:00p.m.; On-line voting (only applicable to A Shareholders) will be held on Wednesday, 11 December 2013 at 9:30a.m. -11:30a.m. and 1:00p.m.-3:00p.m.

•	Date of share registration: Friday, 8 November 2013.

•	Venue of on-site meeting: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC .

•	Forms of meeting: Relevant resolutions will be considered by a combination of open ballot at on-site meeting and on-line voting (only applicable to A Shareholders). For this meeting, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to the Company’s A Shareholders.

•	Rules of voting: The Company’s A Shareholders can take part in site voting as well as on-line voting via the trading system of the Shanghai Stock Exchange during the time for on-line voting. The Company’s A Shareholders can only elect either on-site voting or on-line voting. If the same share votes repeatedly by voting on-site and voting through the on-line voting system, or if the same share votes repeatedly through the on-line voting system, the first vote shall prevail. The Company’s H Shareholders may only participate in the on-site voting. Please refer to the appendix of specific procedures for A Shareholder on-line voting. As the Company’s A Shares involve business of financial securities and securities financing, related persons could attend the Meeting in accordance to the Notice of Shareholders Meeting of Listed Companies which are involved in Trial Business of Margin Financing, (2012 second edition) the Implementation Rules regarding Online Voting at Shareholders Meeting, as well as other rules in relations to securities financing set out by the Shanghai Stock Exchange.

NOTICE IS HEREBY GIVEN that the 16th meeting of the seventh session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 24 October 2013. The meeting has resolved to convene the Second Extraordinary General Meeting of the Company for 2013 (the “EGM”) with details as follows:

1.	Basic information for convening the Meeting:

(1) Date and Time:	The on-site EGM will be convened on Wednesday, 11 December 2013 at 2:00p.m. Online voting (only eligible for A shareholders) will be convened on Wednesday, 11 December 2013 at 9:30a.m. to 11:30a.m. and 1:00p.m. to 3:00p.m.

(2) Venue of on-site meeting:	Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC ..

(3) Convenor:	The board of directors (the “Board”) of the Company.

(4) Form of Convening:	Relevant resolutions will be considered by a combination of open ballot at on-site Meeting and on-line voting (only applicable to A Shareholders). For the EGM, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to the Company’s A Shareholders.

(5) Rules of voting:

The Company’s A Shareholders can take part in on-site voting as well as on-line voting via the trading system of the Shanghai Stock Exchange during the time for on-line voting. The Company’s A Shareholders can only elect either on-site voting or on-line voting. If the same share votes repeatedly by voting on-site and voting through the on-line voting system, or if the same share votes repeatedly through the on-line voting system, the first vote shall prevail. The Company’s H Shareholders may only participate in the on-site voting. Please refer to the appendix of specific procedures for A Shareholder on-line voting.

Since the Company’s A shares are subject to margin trading and short selling as well as refinancing, relevant investors should act in accordance with the Notice on Matters Related to On-line Voting at General Meetings of Listed Companies Subject to Pilot Margin Trading and Short Selling issued by the Shanghai Stock Exchange, the Implementation Rules for On-line Voting at General Meetings of Companies Listed on the Shanghai Stock Exchange (second revision in 2012) (hereinafter referred to as the “Rules”) and the relevant provisions governing refinancing to join this shareholder meeting.

2.	Items to be considered at the EGM:

(I) To consider and, if deemed fit, approve the following resolutions as ordinary resolutions:

(1) To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the caps on the continuing connected transactions contemplated thereunder for years 2014-2016 (i.e. the “On-going Connected Transactions”, same as below)

To consider and approve the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the continuing connected transactions contemplated thereunder, and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sales Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the “Announcement on Continuing Connected Transactions” published on the website of the Hong Kong Exchanges and Clearing Limited on 25 October 2013, the “Announcement on On-going Connected Transactions” (the “Announcement”) published on the website of the Shanghai Stock Exchange on 24 October 2013 and in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 31 October 2013, or relevant content of the Company’s circular on continuing connected transactions (the “Circular”) to be dispatched to its H shareholders on or around 31 October 2013.

(2) To consider and approve the resolution on the “Comprehensive Services Framework Agreement” (2014-2016) and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013.

To consider and approve the “Comprehensive Services Framework Agreement” (2014-2016), the continuing connected transactions contemplated thereunder and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2014, 31 December 2015 and 31 December 2016. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the Company’s Announcement published on the websites of the Hong Kong Exchanges and Clearing Limited and the Shanghai Stock Exchange, the Company’s Announcement published in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 25 October 2013 or relevant content of the Company’s circular to be dispatched to its H shareholders on or around 31 October 2013.

(II) To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

(3) The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

For details of the amendments to both the articles of association of the Company and appendices of those articles, please refer to the announcement of the Company dated 24 October 2013 in relation to resolutions of the sixteenth meeting of the seventh session of the Board (which was published on China Securities Journal, Shanghai Securities News and Securities Times, and the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 25 March 2013), or the Appendix to the circular of the Company dated 31 October 2013 dispatched to the Company’s H Shareholders.

3.	Attendees of the Shareholder Meeting

(1) Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of the office hours in the afternoon on Friday, 8 November 2013, or their proxies are entitled to attend the EGM. Such persons who intend to attend the EGM on-site shall complete the notice of attendance for the EGM and return it to the Company by Wednesday, 20 November 2013. For details, please refer to the Notice of Attendance for the EGM;

(2) The directors, the supervisors and the senior management of the Company; and

(3) Auditors and representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the on-site EGM:

(1) The Company’s shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the EGM is a corporate shareholder, its legal representative who attends the EGM shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the EGM the proxy shall produce proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2) Please complete the notice of attendance for the EGM. For details, please refer to the Notice of Attendance for the EGM.

(3) Registration period: Monday, 11 November 2013 to Wednesday, 20 November 2013.

(4) Registration address: For details, please refer to the Notice of Attendance for the EGM.

By order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 25 October 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang yimin.

Notes:

(a) Note to the Company’s H Shareholders

The Company will close the register of members of the Company’s H shares from Monday, 11 November 2013 to Wednesday, 11 December 2013 (both days inclusive), during which period no transfer of shares will be effected, in order to be qualified attending the EGM. The Company’s H Shareholders who wish to vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H-share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 8 November 2013.

(b) Shareholders who intend to attend the EGM are required to send the notice of attendance to the registered address of the Company by Wednesday, 20 November 2013. Please refer to the notice of attendance for details.

(c) Any shareholder entitled to attend and vote at EGM is entitled to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy needs not be a shareholder of the Company. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary.

In respect of the Company’s A Shareholders, the notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC; postal code: 200540) not less than 24 hours prior to the commencement of the on-site EGM. A form of proxy is enclosed herewith.

In respect of H Shareholders of the Company, to be valid, the form of proxy or notarially certified form of proxy for the Company’s H Shareholders must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the EGM. The notice of EGM, together with a form of proxy and a notice of attendance, together with the details of the circular will be dispatched to the Company’s H Shareholders around 31 October 2013.

(d) Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(e) In accordance with the “Listing Rules of the Shanghai Stock Exchange” and the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, China Petroleum & Chemical Corporation and its associates and any shareholders who have interest in the continuing connected transactions (if any) shall abstain from voting at the EGM for approval of Resolution 1 and/or Resolution 2. The new shares distributed to shareholders during the period from the date of registration to the date of Shareholder Meeting as a result of the Company’s implementation of 2013 half year’s cash dividends, capital accumulation fund and surplus accumulation fund converted into share capital, will not be counted as shares entitled to attend this Shareholder Meeting.

(f) The EGM is expected to last for half a day. Shareholders or their proxies attending the on-site EGM shall be responsible for their own transportation and accommodation expenses.

(g)	The address of Secretariat for the EGM is:

The Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

Appendix:

The Procedures for Online Voting by A Share Shareholders

The Company will provide an online voting platform to A Shareholders through the trading system of the Shanghai Stock Exchange for the Second Extraordinary General Meeting for 2013 (the “EGM”). The time for online voting will be 9:30-11:30 and 13:00-15:00 on Wednesday, 11 December 2013. The procedure of the online voting is as follows:

I.	Voting process

1. The basic situation

Type of Shares	Voting Code	Voting Abbreviation	Number of resolutions	Direction	Order Price
A share	738688	SPC Voting	3	Buy	Corresponding order price

2. Voting procedures

(1)	Trading direction: Buy

(2)	Resolutions: 99.00 representing total resolutions, 1.00 representing Resolution No.1, 2.00 representing Resolution No.2. All resolutions need to be declared according to corresponding order price. If shareholders express same view for all resolutions, then only vote for “total resolutions”. The items of resolutions for the EGM and the corresponding order price are as of follows:

Resolutions Number	Descriptions	Corresponding Order Price (RMB)
Total resolutions	All resolutions	99.00
No. 1	To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the caps on the continuing connected transactions contemplated thereunder for years 2014-2016.	1.00
No. 2	To consider and approve the resolution on the “Comprehensive Services Framework Agreement” (2014-2016) and the caps on the relevant continuing connected transactions contemplated thereunder for years 2014-2016.	2.00
No. 3	The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).	3.00

(3)	Enter your vote under “Order Amount”: for 1 share representing in favour of the vote, 2 shares representing against, 3 shares representing abstained.

II.	Voting examples

For A Shareholders of the Company at the date of record, the example for the voting process is as follows:

Direction	Voting Code	Voting Abbreviation	Corresponding order price (RMB)	Order Amount	Vote Category
Buy	738688	SPC Vote	99.00	1 share	For

1.	If you vote in favour of the resolutions No.1 for the online voting, against for the resolution No. 2, abstained for the resolution No. 3. The voting procedures as of follows:

Direction	Voting Code	Voting Abbreviation	Corresponding Order Price (RMB)	Shares Declare	Vote Category
Buy	738688	Petrochemical Vote	1.00	1 share	For
Buy	738688	Petrochemical Vote	2.00	2 share	Against
Buy	738688	Petrochemical Vote	3.00	3 share	Abstain

III.	Voting Precautions

1.	A share shareholder can vote in any order for all the resolutions, and cannot cancel on the voting declare. The first declaration shall prevail if there is multiple voting for one resolution.

2.	The voting declare for one resolution (e.g. RMB1.00) prioritize voting declare for all resolutions (e.g. RMB99.00).

3.	If A Shareholders participate in the online voting for one or several resolutions, he/she will be deemed as present at the meeting and his/her voting right will be counted in that of all attending shareholders. For the shareholders who didn’t vote or did not vote in compliance with the requirements of the Shanghai Stock Exchange of the voting declaration, it will be deemed as abstention. For the abstained vote and to abstain from voting, those votes are not treated as having the right to vote when calculating the results, according to the Company’s Articles of Association.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Notice of Attendance for the Second Extraordinary General Meeting for 2013

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the second extraordinary general meeting for 2013 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	Number of shares	A Share	H Share
Identity Card No.	Shareholder number
Address	Telephone number

Signature:

Date:

Notes:

1.	In accordance with the resolutions made at the sixteenth meeting of the seventh session of the board of directors of the Company, the share registration date for the EGM is Friday, 8 November 2013. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the EGM.

2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of your identification document. A shareholder attending the EGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4.	Please return this notice of attendance by Wednesday, 20 November 2013 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If this notice is returned by delivery in person, you can deliver to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road,

Jinshan District,

Shanghai, PRC.

or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

Suite B, 28/F, Huamin Empire Plaza,

728 West Yan’an Road,

Shanghai, PRC.

(2)	If this notice is returned by mail, you can mail to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road,

Jinshan District,

Shanghai 200540, PRC.

(3)	If this notice is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

at: (+86) 21 5794 0050

(b)	Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar:

Hong Kong Registrars Limited,

17M Floor, Hopewell Centre,

183 Queen’s Road East,

Wan Chai, Hong Kong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Form of Proxy for the Second Extraordinary General Meeting for 2013

Number of shares relevant to this form of proxy                  (Note 1)

I/We                                          (Note 2) of address/identity card number and shareholder number                                                   being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                  A shares /                  H shares (Note 3) of the Company hereby appoint the Chairman of the second extraordinary general meeting for 2013 (the “EGM”) /                                          (Note 4) as my/our proxy to attend the EGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 14:00 on Wednesday, 11 December 2013 to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Ordinary Resolutions		For (Note 5)	Against (Note 5)

1	To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” (2014-2016) and the caps on the continuing connected transactions contemplated thereunder for years 2014-2016.

2	To consider and approve the resolution on the “Comprehensive Services Framework Agreement” (2014-2016) and the caps on the relevant continuing connected transactions contemplated thereunder for years 2014-2016.

Special Resolution		For (Note 5)	Against (Note 5)

3	The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

Date 2013	Signature: (Note 6)

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).

2.	Holders of the Company’s H shares, please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.

3.	Please fill in the number of shares registered in your name(s).

4.	Any shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend the EGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the EGM” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the EGM in person.

5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, it must be notarized.

7.	Holders of the Company’s A shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the EGM.

Holders of the Company’s H shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM.

8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

9.	In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transactions

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement with China Petroleum & Chemical Corporation and Sinopec Corp. respectively on 11 November 2010. Please refer to the 2010 Announcement and the 2010 Circular on the relevant continuing connected transactions under the Existing Framework Agreements issued by the Company on 11 November 2010 and 26 November 2010 respectively for details. At the 2010 EGM, the then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated Annual Caps for each of the three years ended 31 December 2011, 2012 and 2013.

The Company has also entered into the Existing Assets Lease Agreement with East China Sales Company on 31 January 2013. Please refer to the Continuing Connected Transaction Announcement issued by the Company on 24 January 2013 for more details.

As the Existing Framework Agreements and the Existing Assets Lease Agreement will expire on 31 December 2013 and in order to ensure the normal operation of the Company and to extend the Existing Assets Lease Agreement, the Board proposed the Company to renew (1) the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. with certain modifications by including the Existing Assets Leasing Agreement under, and having China Petrochemical Corporation as one of the contracting parties to, the Renewed Mutual Product Supply and Sale Services Framework Agreement; and (2) the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation, in accordance with their provisions for a further term of three years expiring on 31 December 2016.

The Continuing Connected Transactions are subject to certain requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the continuing connected transactions under the Renewed Framework Agreement, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis, therefore, the continuing connected transactions under the Renewed Agreement constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the Shareholders’ general meeting.

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreement and the continuing connected transactions contemplated thereunder, are subject to the approval by the Independent Shareholders and the relevant information disclosure procedures.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the ccontinuing connected transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2014, 2015 and 2016. Pursuant to the Shanghai Listing Rules, the independent non-executive Directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

A circular containing details of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder and a circular containing the advice of the independent financial adviser (“circular”) will be despatched to the H Shareholders of the Company on or around 31 October 2013. The Company will convene the EGM on Wednesday, 11 December 2013, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be dispatched together with the proxy form, notice of attendance and circular. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions (being Sinopec Corp. and its associates) shall abstain from voting at the relevant Shareholders’ meeting.

1.	INTRODUCTION

Reference is made to the 2010 Announcement and the 2010 Circular in relation to the continuing connected transactions of the Company under the Existing Framework Agreements issued by the Company on 11 November 2011 and 26 November 2011, respectively; as well as the announcement dated 24 January 2013 in relation to the continuing connected transactions under the Existing Assets Leasing Agreement.

The Company entered into the Existing Mutual Product Supply and Sale Service Framework Agreement and the Existing Comprehensive Services Framework Agreements on 11 November 2010, details of which were disclosed in the 2010 Announcement and the 2010 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated Annual Caps for each of the three years ending 31 December 2011, 2012 and 2013 at the 2010 EGM of the Company held on 28 December 2010.

The Company has also entered into the Existing Assets Lease Agreement with East China Sales Company on 31 January 2013. Please refer to the Continuing Connected Transaction Announcement of the Company dated 24 January 2013 for more details.

As the Existing Framework Agreements and Existing Assets Lease Agreement will expire on 31 December 2013 and in order to ensure the normal operation of the Company and to extend the Existing Assets Lease Agreement, the Board proposed the Company to renew (1) the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. with certain modifications by including the Existing Assets Leasing Agreement under, and having China Petrochemical Corporation as one of the contracting parties to, the Renewed Mutual Product Supply and Sale Services Framework Agreement; and (2) the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation, in accordance with their provisions for a further term of three years expiring on 31 December 2016.

The Continuing Connected Transactions are subject to certain requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the continuing connected transactions under the Renewed Framework Agreement, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis, therefore, the continuing connected transactions under the Renewed Agreement constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the Shareholders’ general meeting.

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreement and the continuing connected transactions contemplated thereunder, are subject to the approval by the Independent Shareholders and the relevant information disclosure procedures.

At the 16th meeting of the seventh session of the Board held on 24 October 2013, the Board approved each of the Continuing Connected Transactions and the execution of the Renewed Framework Agreements.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2014, 2015 and 2016. Pursuant to the Shanghai Listing Rules, the Independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

A circular containing details of the Continuing Connected Transactions under the Renewed Framework Agreement, and a letter containing the advice of the independent financial adviser, will be despatched to the H Shareholders of the Company on or around 31 October 2013. The Company will convene the EGM on Wednesday, 11 December 2013, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions (being Sinopec Corp. and its associates) shall abstain from voting at the relevant Shareholder’s meeting.

2.	CONTINUING CONNECTED TRANSACTIONS

2.1	Overview

Due to the special nature of the industry the Company operates in and as it is necessary for operation of business of the Company, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, Sinopec Corp. and their associates for, among other things, the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene, p-Xylene (“PX”) and ethylene glycol (“EG”), etc.), and the provision of sales agency services of petrochemical products (e.g. resins, synthetic fiber monomers and polymers and synthetic fibers, etc.).

According, the Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. on 11 November 2010. The then Independent Shareholders of the Company approved the continuing connected transactions contemplated thereunder the Existing Mutual Product Supply and Sale Services Framework Agreements at the 2010 EGM. The Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2013 and the Company intends to continue to conduct similar transactions in the future. Recently, the Company also intends to adjust and optimise its stocks of crude oil according to the market condition by utilizing the petroleum reserve of China Petrochemical Corporation. As such, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petroleum Corporation and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services and financial services.

Accordingly, the Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 11 November 2010. As the Existing Comprehensive Services Framework Agreement will expire on 31 December 2013 and the Company intends to continue to conduct similar transactions in the future, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services.

The table below sets forth a summary of each of the Continuing Connected Transactions pursuant to the Existing Framework Agreements and the Renewed Framework Agreements.

Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)				Historical Annual Caps approved in 2010 (RMB in millions)				Estimated Annual Caps (RMB in millions)
				For the year ended 31 December		For the six months ended 30 June		For the year ending 31 December				For the year ending 31 December
				2011	2012	2013		2011		2012	2013	2014	2015	2016

Mutual Product Supply and Sale Services Framework Agreement

Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	Provision of raw materials and goods to the Company by China Petrochemical Corporation, Sinopec Corp. and its associates	Three years expiring on 31 December 2016	47,107	52,231	32,049		47,300		57,700	81,000	85,254	91,444	94,475

Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.)	Sale of petroleum products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2016	36,586	37,618	30,153		36,600		52,000	75,000	65,479	75,678	79,586

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene, PX and EG etc.)	Sale of petrochemical products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2016	15,680	13,723	5,610		16,100		17,400	20,900	24,394	29,417	31,156

Assets and properties leasing	i) Property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai ii)Assets leasing services of the Leased Assets locate at Chenshan Oil Depot Area	Provision of assets and properties leasing services by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2016	23	24	12	*	28	*	31	32	112	114	116

Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products	Provision of sales agency services to the Company by Sinopec Corp. and its associates	Three years expiring on 31 December 2016	196	161	84		290		310	390	283	305	309

Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)			Historical Annual Caps approved in 2010 (RMB in millions)			Estimated Annual Caps (RMB in millions)
				For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2011	2012	2013	2011	2012	2013	2014	2015	2016

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2016	286	436	132	665	640	420	668	1,593	1,824

Petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2016	116	116	73	135	141	174	180	190	200

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by an associate of China Petrochemical Corporation (Sinopec Finance Company Limited)	Three years expiring on 31 December 2016	21	29	12	164	229	308	300	300	300

*	The income of assets leasing as of 30 June 2013 does not include rental payment of the Leased Assets in Chenshan Oil Depot Area by East China Sales Company.

2.2	The connected parties and their relationships

At present, Sinopec Corp. holds 50.56% equity interest of the Company’s issued share capital and is the controlling shareholder of the Company. China Petrochemical Corporation is the controlling shareholder of Sinopec Corp. holding a 73.38% equity interest of its issued share capital and is the de facto controller of the Company. Certain information regarding Sinopec Corp. and China Petrochemical Corporation is set out as follows:

Name of company:	Sinopec Corp.	China Petrochemical Corporation

Registered address:	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	State owned-enterprise

Authorized representative:	Fu Chengyu	Fu Chengyu

Date of incorporation:	February 2000	July 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB89.666 billion	RMB231.6 billion

Principal operation:	Exploring for, extracting, pipeline transporting and selling petroleum and natural gas; oil refining; production, sale, storage and transportation of petrochemical products, fibre, chemical fertilizer and other chemical products, importing and exporting, or agency services of importing and exporting petroleum, natural gas, petroleum product, other chemical products, other commodities and technology; researching, developing and applying technology and information.	Providing drilling services, logging services, downhole operation services, production equipment repairing engineering construction services, utilities including water and electricity supply and community services etc.

The relationship of Sinopec Corp. and China Petrochemical Corporation between the Company and its de facto controller are set out below:

Both Sinopec Corp. and China Petrochemical Corporation are controlling shareholders of the Company as defined in the Hong Kong Listing Rules and are controlling shareholders and de facto controller of the Company under the Shanghai Listing Rules. Therefore, Sinopec Corp. and China Petrochemical Corporation and their associates are connected persons of the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules.

In addition, an associate of Sinopec Corp. holds 22.67% equity interests in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.11(5) of the Hong Kong Listing Rules and the relevant rules of Shanghai Listing Rules.

The Company and each of the connected parties involved in the Continuing Connected Transactions (except where the connected party is China Petrochemical Corporation) are owned and controlled by the same ultimate beneficial owner, China Petrochemical Corporation, either directly or indirectly.

2.3	Background, reasons for the transactions, pricing policies and the proposed Annual Caps

2.3.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products. The table below sets out the historical figures of the Company’s aggregate purchases of petrochemical raw materials and other materials and goods from Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013

Aggregate purchases of petrochemical raw materials and other materials and goods from Sinopec Corp. and its associates	47,107	52,231	32,049

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the purchase of raw materials, with Sinopec Corp. on 10 November 2010. The Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, meanwhile the Company intends to adjust and optimise its stocks of crude oil according to the market condition by utilising the petroleum reserve of China Petrochemical Corporation and will borrow or purchase crude oil from Sinopec Petroleum Reserve Co., Ltd. according to the Company’s production plans, stocks of crude oil and estimates on market demand, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue to purchase petrochemical raw materials and other materials and goods which are necessary for production material balance from or via China Petrochemical Corporation, Sinopec Corp. or its associates at market price for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: As the Company does not possess a considerable amount of reserves of crude oil and other raw materials, it is necessary for the Company to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Company may only purchase crude oil from licensed crude oil suppliers. China Petrochemical Corporation, Sinopec Corp. and its associates (e.g. China International United Petroleum & Chemicals Co., Ltd and Sinopec Reserve) are licensed crude oil suppliers. In addition, China Petrochemical Corporation, Sinopec Corp. and its associates have large crude oil storage tanks and pipeline transportation facilities close to the Company’s production site. The Company considers that using the pipeline facilities of China Petrochemical Corporation, Sinopec Corp. and its associates to import crude oil will ensure stable and secured supply of crude oil and reduce transportation costs of crude oil.

The Company has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum & Chemicals Co., Ltd., Sinopec Pipeline Transport and Storage Company and Sinopec Shanghai Gao Qiao Company, etc.). An interruption of raw materials supply from Sinopec Corp. would increase difficulty and costs of operation of the Company, and therefore definitely cause a material adverse impact on the Company’s production of its petroleum and petrochemical products. The Company also intends to purchase or borrow crude oil from Sinopec Reserve by utilising the petroleum reserve of Sinopec Reserve, which allows the Company to reduce its stocks of crude oil, and to adjust and optimise its stocks of crude oil according to production plans, stock status of crude oil and estimates on market demand. The price of crude oil purchased from Sinopec Reserves will be determined with reference to the international market price of crude oil, meanwhile the fee of borrowing crude oil from Sinopec Reserves will be charged with reference to the bank interest rates with an appropriate discount.

Accordingly, the Board believes that reliability and stability of supply of raw materials is crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and its associates.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petrochemical Corporation, Sinopec Corp. and its associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

The price of crude oil purchased from China Petrochemical Corporation and its associates (such as Sinopec Reserves) is determined on the basis of the average price one month before crude oil is planned for delivery from stocks (pricing month) while taking into account the premium level; the freight is determined on the basis of the average freight for the routes of China Petrochemical Corporation and Sinopec Corp. for that type of oil during the pricing month; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. The fee of usage of crude oil borrowed by the Company is calculated on the basis of 70% of the costs of purchase such as CIF, miscellaneous purchase expenses, transportation expenses, insurance expenses and taxes for the same type of oil in the month of borrowing the crude oil (borrowing month), and on the basis of 90% of the interest rate for a six-month loan as announced by the PBOC during the borrowing month.

The Company will settle the payment for its raw material purchases by way of cash payments in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual transaction values in relation to the purchase of raw materials from China Petrochemical Corporation, Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB85.254 billion, RMB91.444 billion and RMB94.475 billion, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB47.3 billion, RMB57.7 billion and RMB81.0 billion in relation to the purchase of raw materials for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via Sinopec Corp. and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of the increase in the price of raw materials; and

(d)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The increase in the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the Company’s plans to construct new 500,000 T/Y light hydrocarbon aromatization plant, 100,000 T/Y EVA plant, 100,000 T/Y methyl methacrylate (MMA) plant, and to implement the ethylene plant upgrade project and the aromatics plant upgrade project as well as other environmentally-friendly, energy-saving technological upgrade projects. Construction and operation of the abovementioned projects will further increase the Company’s demand for raw materials and goods.

2.3.2	Sale of petroleum products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licenses to conduct transactions involving sale and purchase of petroleum products including gasoline diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Marketing Company Huadong Branch) are licensed petroleum products business operators, hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates.

Sinopec Corp. was one of the Company’s five largest customers for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013

Aggregate sale of petroleum products to Sinopec Corp. and its associates	36,586	37,618	30,153

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petroleum products, with Sinopec Corp. on 11 November 2010. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and the Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue the sale of petroleum products to Sinopec Corp. and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transaction: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licences to conduct transactions involving sale and purchase of petroleum products including gasoline diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Marketing Company Huadong Branch) are licensed petroleum products business operators. In addition, Sinopec Corp. and its associates own widespread petroleum products sales network and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products via the channel of Sinopec Corp. and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices ( including any bidding prices).

Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual transaction values in relation to the sale of petroleum products to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB65.479 billion, RMB75.678 billion and RMB79.586 billion, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual aps of RMB36.6 billion, RMB52.0 billion and RMB75.0 billion in relation to the sale of petrochemical products for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products to Sinopec Corp. and its associates;

(b)	the current prices of petroleum products and expectations on the further improvement of the State’s petroleum products pricing mechanism;

(c)	the Company’s estimate of the increase in international crude oil prices;

(d)	the Company’s estimate of the enhancement in quality of petroleum products in China; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

2.3.3	Sale of petrochemical products

Background: In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, PX and EG etc., to Sinopec Corp. and its associates.

The table below sets forth the historical figures of the Company’s total sales of its petrochemical products to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013

Total Sale of petrochemical products to Sinopec Corp. and its associates	15,680	13,723	5,610

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petrochemical products, with Sinopec Corp. on 11 November 2010. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue the sale of its petrochemical products to Sinopec Corp. and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: The Company believes that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged stocking of its petrochemical products in its inventory, optimises its operation, reduces impact of fluctuation of market demand to the largest extent and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can retain stable client and assist the development and market expansion for its products.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to Sinopec Corp. and its associates are determined according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petrochemical products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petrochemical products.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed the annual transaction values in relation to the sale of petrochemical products to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB24.394 billion, RMB29.417 billion and RMB31.156 billion, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB16.1 billion, RMB17.4 billion and RMB20.9 billion in relation to the sale of petrochemical products for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of its petrochemical products to Sinopec Corp. and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in its production capacity of petrochemical products;

(d)	the Company’s estimate of the increase in the market prices of petrochemical products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The increase in the proposed Annual Caps for the years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the increase of the production capacity of the Company and expansion of business of the Company’s subsidiary, Jinshan Associated Trading.

In addition, the Company plans to construct new 100,000 T/Y EVA plant. Operation of the abovementioned project will further increase the production capacity of petrochemical products of the Company.

2.3.4	Assets and properties leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to Sinopec Corp. and its associates considering their strong financial background and included the property leasing into the Existing Mutual Product Supply and Sales Services Framework Agreement.

The table below sets forth the historical figures of the Company’s annual transaction values in relation to property leasing to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013
Annual transaction values in relation to property leasing to Sinopec Corp. and its associates	23	24	12

The leased assets comprise the houses, buildings and ancillary facilities (with a total gross floor area of 18,552.7 square metres); nine storage tanks (1# to 9# storage tanks with a total volume of 460,000 cubic metres) and all ancillary facilities of the storage tanks; three jetty berths (7#, 8# and 9# berths) and the ancillary facilities; power supply and distribution facilities (including two 6KV underground cables); water supply facilities; rain and sewage system; fire safety facilities; office communications equipment; land use right (for an area of 418,939.8 square metres) and marine use right (for an area of 1,132,800 square metres), all of which are located at Chenshan Oil Depot Area and legally owned by the Company.

Through leasing the assets, it is believed that the economic contribution to the Company will be materialised to the fullest extent possible, as well as will bring reasonable rental income to the Company on a continuous basis, the Company has entered into the Existing Assets Leasing Agreement with East China Sales Company on 31 January 2013, pursuant to which the Company leases the Leased Assets to East China Sales Company with rent in aggregate be not more than RMB78,251,200 per year (including tax). The Company will include the Existing Assets Leasing Agreement into the Existing Mutual Product Supply and Sale Services Framework Agreement.

The table below sets forth the historical figures of the Company’s transaction values in relation to property leasing to East China Sales Company for the six months ended 30 June 2013:

Historical figures (RMB in millions) For the six months ended 30 June 2013
Total fee paid by East China Sales Company	34

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. on 11 November 2010, which included the relevant continuing connected transaction regarding leasing of property. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue the leasing of assets and properties to Sinopec Corp. and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: Part of the property is leased to Sinopec Corp. and its associates. Taking into account (i) the solid financial background and reputation of Sinopec Corp. and (ii) the fact that Sinopec Corp. is able to rent many rooms for a relatively long period of time, the Board proposed the Company to continue leasing the property to Sinopec Corp. and its associates in the future.

Chenshan Oil Depot Area came into operation in the 1970s and was previously used to store, and provide transshipment service of, low sulphur crude oil for the Company and raw materials, including C3 and C4, for Shanghai Golden Conti Petrochemical Co., Ltd. (“Golden Conti Company”). Since very large crude carriers (VLCC) may not be able to dock at the jetty at Chenshan Oil Depot Area which is a shallow-draft jetty with low tonnage capacity, products were transported via multiple short trips after unloading the crude oil from vessels to small boats. With the completion of the construction and the commencement of the operation of Sinopec’s large deepwater crude oil terminal at Daxie Island and its Ningbo-Shanghai-Nanjing Pipeline, the transport via the Ningbo-Shanghai-Nanjing Pipeline of the crude oil procured by us has been on an increase in order to lower the transport cost and the shipping loss. Further, the completion of the construction as well as the commencement of the operation of the Company’s Refinery Revamping and Expansion Project in December 2012 has enhanced our crude oil processing capacity and depth of processing and enabled the Company to move a step forward to improve its crude oil processing business with respect to inferior and heavy crude oil, and there is basically no need to use the low sulphur crude oil any longer, and accordingly the low sulphur crude oil storage function of Chenshan Oil Depot Area has been further impaired. Further, since the Refinery Revamping and Expansion Project came into operation, the refined oil production capacity of the Company has expanded over 90% compared to its original capacity with a possible increase of the refined oil production capacity of around more than 4.6 million tons on an annual basis, there is a pressing need to resolve issues relating to the transshipment and the expansion into Jiangsu and Zhejiang markets of refined oil. As East China Sales Company is a customer of the Company in respect of its sale of the refined oil products, its lease of the leased assets located at Chenshan Oil Depot Area from the Company plays a primary role in realising the transshipment of refined oil products of the Company and in tapping into Jiangsu and Zhejiang markets via Zhejiang-Suzhou Pipeline.

As a result of the renewed of the assets leasing agreement, the economic contribution arising from the large deepwater crude oil terminal at Daxie Island and Ningbo-Shanghai-Nanjing Pipeline to the Company in lowering its crude oil transport cost and shipping loss may be materialised to the fullest extent possible, and the assets of the Company may also be revitalised at the same time, which are instrumental for supporting the efforts of the Company in the transshipment of the refined oil and the expansion into the Jiangsu and Zhejiang markets as well as in bringing reasonable rental income to the Company on a continuous basis.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Service Framework Agreement, the leasing of property to Sinopec Corp. and its associates is priced in accordance with the then market prices. The Company will generally receive rental payments in cash payments in accordance with the rental payment terms set out in the individual lease agreement.

The rental payment of the Leased Assets in Chenshan Oil Depot Area is calculated on the following basis: 1) the rental price of each of the fixed assets and marine use right which are part of the leased assets is calculated according to the relevant cost incurred plus an appropriate profit margin; 2) the annual rent for the land use right which is part of the leased assets is calculated by using the following formula in accordance with the income capitalisation approach:

a=V×r/[1-1/(1+r)^n]

a: Net income of land use right / annual rent (assuming that the annual rent for the term of land use right in future stays the same)

V: Price of land use right (with reference to the available local land market price)

r: Capitalisation ratio (with reference to the benchmark interest rate for five-year term national debt)

n: Term of land use right in future (30 years)

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual transaction values in relation to assets and properties leasing to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB112 million, RMB114 million and RMB116 million, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB28 million, RMB31 million and RMB32 million in relation to the leasing of property for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. In 2013, upon the approval of the Board, the rent for the Leased Assets in Chenshan Oil Deport Area shall in aggregate be not more than RMB78,251,200 per year (including tax). The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years;

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai; and

(c)	the rent for the Leased Assets in Chenshan Oil Depot Area.

2.3.5	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include Sinopec Corp. and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to Sinopec Corp. and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013

Aggregate agency commissions the Company paid to Sinopec Corp. and its associates	196	161	84

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. on 11 November 2010, which included the continuing connected transaction regarding agency sale of petrochemical products. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2013, the Board proposed the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with Sinopec Corp. so as to continue to appoint Sinopec Corp. and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. Sinopec Corp. is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing Sinopec Corp. and its associates as its sales agents, it will benefit from Sinopec Corp.’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid peers competition and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates in connection with the agency sale of the Company’s petrochemical products are determined on the prevailing market commission rates for agency sale of the Company’s petrochemical products.

The Company will pay the commissions by way of cash payments generally on a monthly basis.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposes the annual agency commission payable to Sinopec Corp. and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the Annual Caps of RMB283 million, RMB305] million and RMB309 million, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB290 million, RMB310 million and RMB390 million in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2011 and 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through Sinopec Corp. and its associates;

(b)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(c)	the Company’s estimate of its increase in production capacity.

The Company plans to construct new 100,000 T/Y EVA plant. Operation of the abovementioned project will increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the agency sale of its petrochemical products to increase as a result.

2.3.6	Provision of construction, installation and engineering design services

Background: In order to upgrade and optimize existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centers and research institutes. The detailed engineering and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation. In September 2012, Sinopec Corp. consolidated its refinery engineering business and set up Sinopec Engineering (Group) Co., Ltd. (“Sinopec Engineering”), and refinery engineering corporations including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited became the subsidiaries of Sinopec Engineering.

The table below sets forth the historical figures of the aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013
Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	286	436	132

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 11 November 2010, which included the continuing connected transaction regarding construction, installation and engineering design with China Petrochemical Corporation. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimize the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced according to the prevailing market prices (including any bidding prices) for such services.

The Company will settle the fees by way of cash payments in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual fees payable in relation to the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the Annual Caps of RMB668 million, RMB1,593 million and RMB1,824 million, respectively. In 2010, the then Independent Shareholders of the Company approved Annual Caps of RMB665 million, RMB640 million and RMB420 million in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2011, 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

The increase in the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the Company’s plans to construct new 500,000 T/Y light hydrocarbon aromatization plant, 100,000 T/Y EVA plant, 100,000 T/Y methyl methacrylate (MMA) plant, and to implement the aromatics plant upgrade project and the ethylene plant upgrade project as well as other environmentally-friendly, energy-saving technological upgrade projects. Construction of the abovementioned projects will significantly increase the cost of construction, installation and engineering design. According to the Company’s current project investment plan, the capital expenditure for the abovementioned projects during the years of 2014, 2015 and 2016 are expected to be over RMB800 million, 3,200 million and 5,100 million, respectively. The implementation of the abovementioned projects are subject to the approval of relevant PRC government authorities.

2.3.7	Provision of petrochemical industry insurance agency services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the insurance of its petrochemicals production, property, facilities and inventory.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013
Aggregate insurance premium the Company paid to China Petrochemical Corporation	116	116	73

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 11 November 2010. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain petrochemical industry insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2014, 2015 and 2016.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. The Company believes that maintaining a suitable insurance coverage over the Company’s operation is important and will minimize the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the relevant administrative measures promulgated by the Ministry of Finance and China Petrochemical Corporation which provided that such premiums should be calculated based on the fixed asset value and the inventory of the Company.

The Company will pay the insurance premiums by way of cash payments.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed that the annual insurance premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services shall not, in aggregate, exceed the Annual Caps of RMB180 million, RMB190 million and RMB200 million, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB135 million, RMB141 million and RMB174 million in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2011, 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation;

(b)	the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development; and

(c)	the Company’s estimate of the increase in the market prices for the provision of petrochemical industry insurance services in the PRC.

The implementation of the following projects is expected to expand the asset size of the Company and therefore increase the premium of insurance:

•	revamping and expansion of aromatics plant

•	installation of 500,000 T/Y light hydrocarbon aromatization

•	100,000 T/Y EVA plant

•	100,000 T/Y Methyl methacrylate (MMA) plant etc.

2.3.8	Financial services

Background: Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. The Company has been obtaining from Sinopec Finance certain financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance for each of the two years ended 31 December 2011 and 2012 and for the six months ended 30 June 2013:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2011	2012	2013
Aggregate fees the Company paid to Sinopec Finance	21	29	12

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 11 November 2010. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2010 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2013, the Board proposed the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2014, 2015 and 2016.

The major financial services obtained by the Company from Sinopec Finance include loans, receipts and payments on behalf of the Company and discounted services. Company does not use fixed deposit services. When the Company obtains a loan from Sinopec Finance, it will usually retain part of the loan in Sinopec Finance for settlement purposes.

Since no guarantee is required for the loans provided by Sinopec Finance, and these loans will be used as financial aids under normal commercial terms, the matter is exempted from the reporting, announcement and independent shareholders’ approval requirements according to 14A.65 (4) of the Hong Kong Listing Rules. The loans are obtained from Sinopec Finance under normal commercial terms which are not less favourable than those terms of Chinese commercial banks for loans.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, discounting services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be determined by reference to the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the commercial banks in China.

The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual Caps: For the three years ending 31 December 2014, 2015 and 2016, the Company proposed the annual fees payable to Sinopec Finance in relation to the provision of financial services shall not, in aggregate, exceed the Annual Caps of RMB300 million for each of the three years, respectively. In 2010, the then Independent Shareholders of the Company approved the Annual Caps of RMB164 million, RMB229 million and RMB308 million in relation to the provision of financial services for the two years ended 31 December 2011, 2012 and the year ending 31 December 2013, respectively. The Annual Caps for 2011 and 2012 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2013 will not be exceeded.

The Annual Caps for the three years ending 31 December 2014, 2015 and 2016 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s volume of transactions involving the use of financial services; and

(d)	the Company’s estimate of the increase in the market prices of financial services.

The increase in the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 compared to the previous Annual Caps is primarily due to the Company’s plans to implement the aromatics plant upgrade project and the ethylene plant upgrade project, and to construct new 500,000 T/Y light hydrocarbon aromatization plant, 100,000 T/Y EVA plant, 100,000 T/Y methyl methacrylate (MMA) plant and other environmental-friendly, energy-saving technological upgrade projects. Construction of the abovementioned projects will significantly increase demand of capital of the Company. In the meantime, completion of such projects will further increase the production scale of the Company and increase demand of working capital of the Company.

3.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

The Continuing Connected Transactions are subject to certain requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the continuing connected transactions under both the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement, the relevant applicable percentage ratios (other than the profits ratio) set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis, therefore, the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the Shareholders’ general meeting.

Pursuant to the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sales Services Framework Agreements and the continuing connected transactions contemplated thereunder as well as the Renewed Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder must be approved by the Independent Shareholders at the Shareholders’ general meeting.

4.	BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 16th meeting of the seventh session of the Board on 24 October 2013, the Board approved each of the Continuing Connected Transactions and the terms and execution of the Renewed Framework Agreements.

The Board (excluding the members of the Independent Board Committee) takes the view that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions are in the interests of the Company and its Shareholders as a whole.

A letter containing the advice of the independent financial adviser by Independent Board Committee will be despatched to the H Shareholders of the Company on or around 31 October 2013. The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2014, 2015 and 2016. In addition, the Company shall comply with other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

5.	DESPATCH OF H SHAREHOLDERS’ CIRCULAR

The Company will appoint an independent financial adviser to the Independent Board Committee. A circular containing, amongst other things, details of the Continuing Connected Transactions under the Renewed Framework Agreements, and letters from the Independent Board Committee and from the independent financial adviser will be despatched to the H Shareholders on or around 31 October 2013.

The Company will convene the EGM to approve the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps for the three years ending 31 December 2014, 2015 and 2016 on the Continuing Connected Transactions, on Wednesday, 11 December 2013, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular.

6.	GENERAL INFORMATION

The Company is a highly integrated petrochemical enterprise which processes crude oil into petroleum products, intermediate petrochemical products, resins & plastics, fibre polymers and synthetic fibre.

7.	APPROVAL PROCEDURES

The Continuing Connected Transactions were approved by the Directors at the 16th meeting of the seventh session of the Board. President of the Board Mr Wang Zhiqing, Vice president Mr Wu Haijun, Director Mr Lei Dianwu and Director Mr Xiang Hanyin who were deemed interested in these transactions as they work in companies which are connected persons of the Company, abstained from voting at the Board meeting.

Pursuant to the Shanghai Listing Rules, prior to the approval by the Board, information relating to the Renewed Framework Agreements and the Continuing Connected Transactions was submitted to the independent non-executive Directors for review and approval. The independent non-executive Directors of the Company considered that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions are on normal commercial terms, fair and reasonable as far as the Company and its Shareholders as a whole are concerned, and do no harm to the interests of the Company or minority shareholders.

Pursuant to the Hong Kong Listing Rules, as the relevant percentage ratios of the continuing connected transactions under the Renewed Framework Agreement are more than 5%, the Independent Board Committee needs to opine on the continuing connected transactions under the Renewed Framework Agreement. Prior to the approval of such continuing connected transactions by the Independent Board Committee, information relating to the Renewed Framework Agreement and the continuing connected transactions thereunder was submitted to the Independent Board Committee for review and approval. Independent Board Committee’s opinion will be included in the circular to H shareholders.

The Renewed Framework Agreements and the Continuing Connected Transactions thereunder as well as the annual caps for the three years ending 31 December 2014, 2015 and 2016 will be subject to approval at the EGM of the Company. Shareholders who are interested in the Continuing Connected Transactions (being Sinopec Corp. and its associates) will abstain from voting at the EGM of the Company.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings

“2010 Announcement”	an announcement published on the website of Hong Kong Stock Exchange and the website of Shanghai Stock Exchange on 11 November 2010 in respect of certain continuing connected transactions pursuant to the Existing Framework Agreements

“2010 Circular”	a circular published on the website of Hong Kong Stock Exchange on 11 November 2010 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2010 EGM”	the extraordinary meeting of shareholders of the Company held on 28 December 2010 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board” “CBRC” “China Petrochemical Corporation”	the board of Directors of the Company China Banking Regulatory Commission China Petrochemical Corporation, a wholly State-owned enterprise incorporated in the PRC

“Company”	Sinopec Shanghai Petrochemical Corporation Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange well as in Shanghai and New York

“Continuing Connected Transactions”	the on-going connected transactions to be conducted by the Company and China Petrochemical Corporation, Sinopec Corp. and its associates in respect of (i) purchase of raw materials by the Company; (ii) sale of petroleum products by the Company; (iii) sale of petrochemical products by the Company; (iv) Asset and properties lease ; (v) agency sale of petrochemical products; (vi) provision of construction, installation and engineering design services; (vii) petrochemical industry insurance services; and (viii) provision of financial services by China Petrochemical Corporation and its associates; the terms of which are set out in the Renewed Framework Agreements

“Director(s)”	director(s) of the Company, including independent non-executive Directors

“East China Sales Company”	East China Branch of Sinopec Sales Company Limited

“EGM”	The Company will be held the second extraordinary general meeting of Shareholders of the Company at Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC at 14:00 on the 11 December 2013 to get the approval of (including) Continuing Connected Transactions

“Existing Assets lease Agreement”	the Chenshan Oil Depot Area Assets Lease Agreement entered into between the Company and East China Sales Company on 31 January 2013 for the lease of the Leased Assets by the Company to East China Sales Company

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Company on 11 November 2010 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company and Sinopec Corp. on 11 November 2010 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange” “H Shareholder(s)”	The Stock Exchange of Hong Kong Limited the Shareholders of the Company who/which hold H shares of the Company

“Income capitalisation approach”	one of most commonly used approaches in land valuation and a basic approach used for valuation of land and other profitable assets. Under this approach, purchase of land is treated as an investment, and the land premium is treated as the capital invested for revenue derived from the land in the coming years. This approach estimates the net income expected to be yielded from the land each year in the future, and on this basis, by applying a certain capitalisation ratio, converts the net income earned by the target of appraisal each year in the future into the aggregate daily income at the time of appraisal

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin, which has been formed to advise the Independent Shareholders in respect of the terms of the continuing connected transactions under the Renewed Framework Agreement and the proposed Annual Caps for the three years ending 31 December 2016 on each of the continuing connected transactions

“Independent Shareholders”	shareholders other than Sinopec Corp. and its associates

“Leased Assets”	such assets located at Chenshan Oil Depot Area which are legally owned by the Company and proposed to be leased to East China Sales Company in accordance with the Existing Assets Lease Agreement, including houses, buildings and ancillary facilities; nine storage tanks and ancillary facilities; three jetty berths and ancillary facilities; power supply and distribution facilities; water supply facilities; rain and sewage system; fire safety facilities; office communications equipment; land use right and marine use right.

“PBOC”	People’s Bank of China

“PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Renewed Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Corporation recently in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Renewed Framework Agreements”	the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement

“Renewed Mutual Product and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company, China Petrochemical Corporation and Sinopec Corp. recently in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the asset leasing and the provision of sales agency services of petrochemical products

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange well as in New York, London and Shanghai

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC and is a subsidiary of China Petrochemical Corporation

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 25 October 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingj and Zhang Yimini.